Exhibit 99.1

Flex LNG - Mandatory notification of trade by PDMR

Hamilton, Bermuda
April 17, 2024

Flex LNG Ltd. (the "Company") has received trade notifications from the following persons discharging managerial responsibilities ("PDMR"):

Øystein Kalleklev, CEO of Flex LNG Management AS, has in the period April 15th and April 16th, 2024 exercised 87,500 options and subsequently sold 87,500 shares on New York Stock Exchange for an average price of USD 25.17 per share. Following the sale, Mr. Kalleklev owns 50,000 common shares and has 100,000 share options in the Company.

Knut Traaholt, CFO of Flex LNG Management AS, has in the period April 15th and April 16th, 2024 exercised 42,000 options and subsequently sold 42,000 shares on New York Stock Exchange for an average price of USD 25.17 per share. Following the sale, Mr. Traaholt has 48,000 share options in the Company.

Please find further details in the attached forms.

This notification has been publicly disclosed in accordance with Article 19 of the Market Abuse Regulation section 5-12 of the Norwegian Securities Trading Act.

For questions, please contact:

Knut Traaholt, Chief Financial Officer of Flex LNG Management AS

Email: IR@flexlng.com

About Flex LNG
Flex LNG is a shipping company focused on the growing market for Liquefied Natural Gas (LNG). Our fleet consists of thirteen LNG carriers on the water and all of our vessels are state-of-the-art ships with the latest generation two-stroke propulsion (MEGI and X-DF). These modern ships offer significant improvements in fuel efficiency and thus also carbon footprint compared to the older steam and four-stroke propelled ships. We have built up a significant contract backlog, having 11 of our 13 vessels on long term fixed rate charter contracts and one vessel on variable hire time charter. Flex LNG is listed both on the New York Stock Exchange as well as Oslo Stock Exchange under the ticker FLNG.